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Independent Auditor's Consent

Board of Directors
Turbodyne Technologies, Inc.

We consent to the use of our report dated February 28, 2003 with respect to the Consolidated Balance Sheets of Turbodyne Technologies, Inc. and subsidiaries as at December 31, 2002 and 2001 and the. related Consolidated Statements of Operations, Capital Deficit and Cash Flows for the years then ended, incorporated by reference.

Our report, dated February 28, 2003, contains an explanatory paragraph that states that the Company has incurred significant losses in recent years, has an accumulated deficit of $123,592,106 and a total capital deficit of $11,903,462 at December 31, 2002. It has used most of its available cash in its operating activities in recent years and is subject to numerous lawsuits brought against it by other parties, and based on the Company's projected cash flows for the ensuring year, it will be required to seek additional equity or debt financing in order to continue its present operations, irrespective of the amounts to be paid, if any, in connection with the aforementioned lawsuits. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Chartered Accountants

Vancouver, British Columbia
August 14, 2003

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